QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.     )*

CoBiz Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

19089710
(CUSIP Number)

Steven Bangert
821 17th Street
Denver, CO 80202
(303-312-3413)
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 17, 2000
(Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

        Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

        The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.    19089710

1.	Name of Reporting Persons—Steven Bangert I.R.S. Identification Nos. of above persons (entities only)

2.	Check the Appropriate Box if a Member	(a) ☒
	of a Group (See Instructions)	(b) / /

3.	SEC Use Only

4.	Source of Funds (See Instructions)	PF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization		United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	1,148,963

	8.	Shared Voting Power	493,425

	9.	Sole Dispositive Power	1,148,963

	10.	Shared Dispositive Power	493,425

11.	Aggregate Amount Beneficially Owned by Each Reporting Person		1,642,388

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)		12.30%

14.	Type of Reporting Person (See Instructions)		IN

Item 1. Security and Issuer

        This statement relates to common stock of CoBiz Inc. ("CoBiz"), whose principal executive offices are located at 821 17th Street, Denver, CO 80202.

Item 2. Identity and Background

        The reporting person is Steven Bangert, a United States citizen, who is Chairman of the Board and Chief Executive Officer of CoBiz. Mr. Bangert's principal office and business address are 821 17th Street, Denver, CO 80202.

        Of the 493,425 shares of which Mr. Bangert has shared voting and dispositive power, 457,125 shares are owned by Hawthorne Colorado, Inc. ("Hawthorne") and 36,300 shares are owned by Remount Capital LLC ("Remount").

        Hawthorne is a Colorado corporation owned and controlled 50% by Mr. Bangert and 50% by Howard Ross. As a result, any decision as to the voting or disposition of the shares owned by Hawthorne must be approved by both Mr. Bangert and Mr. Ross. Hawthorne was formed by Mr. Bangert and Mr. Ross for the purpose of making investments, and it holds investments other than the stock of CoBiz. Hawthorne's address is c/o Steven Bangert, 821 17thStreet, 9th floor, Denver, Colorado 80202.

        Remount is a Colorado limited liability company owned 49.5% by Mr. Bangert, 49.5% by Mr. Ross and 1% by Remount Management, Inc., a Colorado corporation which is owned 50% by Mr. Bangert and 50% by Mr. Ross. As a result, any decision as to the voting or disposition of shares owned by Remount must be approved by both Mr. Bangert and Mr. Ross. Remount was formed by Mr. Bangert and Mr. Ross for the purpose of making investments, and holds investments other than the stock of CoBiz. Remount's address is c/o Steven Bangert, 821 17th Street, 9th floor, Denver, Colorado 80202.

        Mr. Ross, a United States citizen, is a director of CoBiz. Mr. Ross' address is 875 North Michigan Avenue, Suite 2505, Chicago, Illinois 60611. Mr. Ross is a private investor and serves as president of H.R. Financial, Inc., a closely held investment company of which he is the principal shareholder. In addition to the 493,425 shares beneficially owned by Mr. Ross as a result of his interests in Hawthorne and Remount, he beneficially owns a total of 1,458,738 additional shares of CoBiz stock. Of the 1,458,738 additional shares beneficially owned, Mr. Ross has sole voting and disposition power of 1,412,776 shares and shared voting and dispositive power of 45,962 shares held by his spouse.

        Because decisions as to the voting or disposition of shares owned by Hawthorne and Remount must be made jointly by Mr. Bangert and Mr. Ross, they may be deemed a "group" with respect to those shares. Mr. Bangert and Mr. Ross have no agreement or arrangement to act in concert with respect to the voting or disposition of any other shares beneficially owned by either of them and do not believe that they constitute a group with respect to any of such other shares.

        During the last five years, Mr. Bangert has not been, and to Mr. Bangert's knowledge none of Hawthorne, Remount or Mr. Ross has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

        The shares of which Mr. Bangert has beneficial ownership were acquired in the following transactions:

        (a)  At the time of CoBiz's initial public offering, Mr. Bangert owned a total of 1,492,360 shares of CoBiz stock (all share numbers have been adjusted for a 4.7125-for-1 stock split in May 1998 and a three-for-two stock split on July 30, 2001). Mr. Bangert has since gifted a total of 159,045 of these shares to his children and 15,000 of these shares to charitable organizations. On August 7, 2002, he transferred 500,000 of these shares to his former spouse in connection with a domestic relations settlement.

        (b)  In February 1998, Mr. Bangert exercised options for 42,412 shares for $76,000 with personal funds. The options were acquired prior to CoBiz's initial public offering.

        (c)  From time to time, Hawthorne has purchased shares of CoBiz stock in the open market. These purchases have been funded by the working capital of Hawthorne, including borrowings under a revolving credit facility with American National Bank and Trust Company of Chicago. Such purchases total 321,300 shares at prices ranging from $8.00 to $11.625 per share, for an aggregate purchase price of $2,982,749. In February 1999, Hawthorne purchased 51,000 shares for $400,010 from a Director of CoBiz. In March 2000, Hawthorne purchased 84,825 shares from a private investor for a total of $722,709. Both of these purchases were funded by working capital, including borrowings under the revolving credit facility with American National Bank and Trust Company of Chicago.

        (d)  During the course of his employment by CoBiz, Mr. Bangert has been granted options to purchase a total of 118,844 shares at exercise prices ranging from $10.67 to $18.00 per share. The exercise price of such options was equal to or greater than the fair market value of the stock on the date of grant. All of these options are currently exercisable.

        (e)  As a participant in CoBiz's 401(k) Plan, Mr. Bangert has acquired a total of 2,956 shares of CoBiz stock at a total cost of $29,790. Both Mr. Bangert and CoBiz contribute to the 401(k) Plan.

        (f)    Since CoBiz's initial public offering, Mr. Bangert has purchased shares in the open market with his personal funds. Such purchases total 7,391 shares at $8.00 per share, for an aggregate purchase price of $59,124.

        (g)  In August 2002, Remount purchased 30,000 shares from Mr. Bangert's former spouse for $16.26 per share or a total of $487,800. Remount has also purchased 6,300 shares of CoBiz stock in the open market. Such purchases had an aggregate purchase price of $98,138 at prices ranging from $12.95 to $15.99. Of these shares, 2,000 were purchased in the past 60 days (on August 13, 2002) for $15.46 per share. Remount's purchases were funded by the working capital of Remount, including borrowings under a revolving line of credit provided by Mr. Ross and a revolving credit facility with American National Bank and Trust Company of Chicago.

        The revolving credit facilities provided to Hawthorne and Remount by American National Bank and Trust Company of Chicago and the revolving line of credit provided to Remount by Mr. Ross are available for general business purposes and do not relate specifically to the purchase of CoBiz stock. Mr. Bangert has pledged 860,728 shares of CoBiz stock and Mr. Ross has pledged 1,210,728 shares of CoBiz stock to American National Bank and Trust Company of Chicago to secure their respective guarantees of the loans to Hawthorne and Remount.

Item 4. Purpose of Transaction

        All of the shares of Common Stock described in Item 3 above were purchased as part of the acquisition of CoBiz prior to its initial public offering or for investment after that offering. As a result of his stock ownership and positions as Chief Executive Officer and Chairman of the Board,

Mr. Bangert is able to significantly influence the management of CoBiz. In those capacities, he considers a variety of possible transactions or proposals, including transactions and proposals that could result in actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D. In addition, Mr. Bangert may from time to time dispose of CoBiz shares or acquire additional CoBiz shares based on the factors that normally guide investment decisions. However, at the time of this filing, Mr. Bangert has no plans or proposals relating to any of the foregoing.

Item 5. Interest in Securities of the Issuer

        Mr. Bangert beneficially owns an aggregate of 1,642,388 shares. Of those shares, (a) 118,844 shares are subject to acquisition upon exercise of options that are currently exercisable, (b) Mr. Bangert has sole voting and dispositive power as to 1,148,963 shares and (c) Mr. Bangert has shared voting and dispositive power as to 493,425 shares. Information as to the persons with whom voting and dispositive power is shared is provided in Item 2 above.

        All transactions in CoBiz stock by Mr. Bangert within the last 60 days are reflected in Item 3 above. To Mr. Bangert's knowledge, Mr. Ross has not effected any transactions in CoBiz stock within the last 60 days, other than the purchases effected through Remount described in Item 3 (g) above.

        Under an agreement with his former spouse, Mr. Bangert will pay her 50% of any distributions he receives from Hawthorne, net of tax. As a result she would receive a portion of any dividends on or proceeds of the disposition of the CoBiz stock owned by Hawthorne.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

        As described in Item 2, a total of 493,425 shares of CoBiz stock are owned by Hawthorne and Remount, each of which is directly or indirectly owned 50% by Mr. Bangert and 50% by Mr. Ross. Other than the requirement for joint approval of any decision as to the voting or disposition of those shares that is inherent in that ownership structure, Mr. Bangert and Mr. Ross have no contract, arrangement or understanding with respect to those shares. Mr. Bangert and Mr. Ross do not have any contract, arrangement, understanding or relationship with respect to any other shares of CoBiz stock owned by either of them.

        As described in Item 2, Mr. Bangert has sole voting and dispositive power in 1,148,963 shares of CoBiz stock. Of these shares, 860,728 have been pledged as collateral for Mr. Bangert's guaranty of the Hawthorne and Remount revolving credit facilities with American National Bank and Trust Company of Chicago. Mr. Ross has sole voting and dispositive power in 1,412,776 shares of CoBiz stock, of which 1,210,728 shares have been pledged as collateral for Mr. Ross' guaranty of the Hawthorne and Remount revolving credit facilities with American National Bank and Trust Company of Chicago.

Item 7. Material to Be Filed as Exhibits

        None.

Signature

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date	October 7, 2002
Signature	/s/ STEVEN BANGERT Steven Bangert

        The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

        Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

QuickLinks

  Item 1. Security and Issuer
  Item 2. Identity and Background
  Item 3. Source and Amount of Funds or Other Consideration
  Item 4. Purpose of Transaction
  Item 5. Interest in Securities of the Issuer
  Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
  Item 7. Material to Be Filed as Exhibits
Signature